

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

May 4, 2018

Turid M. Sorensen
Chief Financial Officer
Nordic American Tankers Limited
LOM Building
27 Reid Street
Hamilton HM 11
Bermuda

> **Re:** **Nordic American Tankers Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed May 1, 2017**
> **File No. 001-13944**

Dear Mr. Sorensen:

We note your response to our prior comment 1 in your letter dated April 5, 2018. Without agreeing with your analysis or conclusion, we have determined not to pursue this issue further at this time.

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure